ARISTA NETWORKS, INC.

5453 Great America Parkway

Santa Clara, California 95054

October 30, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Inessa Kessman and Robert Littlepage

Re:	Arista Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 13, 2024
File No. 001-36468

Dear Ms. Kessman and Mr. Littlepage:

In the comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated October 16, 2024, the Staff requested that Arista Networks, Inc. (the “Company”) respond to the Staff’s comments regarding the above referenced Form 10-K (the “Form 10-K”) within ten business days of receipt of the Comment Letter.

Pursuant to the Company’s request by telephone conference with Ms. Kessman on October 29, 2024, the Company requests an extension until November 13, 2024 so that the Company may devote the appropriate amount of time and resources to ensure a sufficient response.

Please do not hesitate to call me at (650) 320-4597 with any questions.

Sincerely,
Wilson Sonsini Goodrich & Rosati
Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Jayshree V. Ullal, Chief Executive Officer, Chairperson and President, Arista Networks, Inc.

Chantelle Breithaupt, Chief Financial Officer, Arista Networks, Inc.

Marc Taxay, Senior Vice President, General Counsel, Arista Networks, Inc.

Wendy Craig, Ernst & Young LLP